

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2010

Richard A. Franco
President and Chief Executive Officer
DARA BioSciences, Inc.
8601 Six Forks Road, Suite 160
Raleigh, NC 27615

>   **Re: DARA BioSciences, Inc.**
>   **Registration Statement on Form S-1/A**
>   **Filed September 16, 2010**
>   **File No. 333-165884**

Dear Mr. Franco:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1/A

General

1. Please indicate whether the shares underlying the Series A convertible preferred stock will or will not be registered pursuant to this registration statement. Please provide your analysis supporting your conclusion as to whether registration of the underlying shares is or is not required.

2. Please file as promptly as possible all exhibits in your Exhibit Table on page II-1. Additionally, please confirm you will file a copy of the certificate of designation governing the Series A preferred stock. We will need time to review these documents once they are filed. We may have further comments upon examination of these exhibits.

Cover Page

3. Please update your registration statement to include a revised Calculation of the Registration Fee table which identifies each security to be registered.

4. Please confirm that you will include the number of shares issuable upon conversion of each warrant and the volume of units to be offered prior to effectiveness. You must provide this information by amendment prior to circulating the prospectus.

Description of Securities to be Registered
Description of Series A Preferred Stock, page 14

5. Please expand your disclosure to include all material terms of the Series A preferred stock.

6. Please expand your disclosure to include any rights or restrictions associated with the Series A preferred stock pursuant to Delaware law.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Karen Ubell at (202) 551-3873, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Mark R. Busch
        K&L Gates
        214 North Tryon Street, Suite 4700
        Charlotte, NC 28202